UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

LANTRONIX, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-16027	33-0362767
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7535 Irvine Center Drive, Suite 100

Irvine, California 92618

(Address of principal executive offices, including zip code)

Jeremy Whitaker

(949) 453-3990

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Lantronix, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2021 is filed as Exhibit 1.01 hereto and is publicly available at the Company’s website at www.lantronix.com. The contents of the Company’s website are not incorporated by reference into this Form SD or its Exhibits.

Item 1.02 Exhibits

A copy of the Company’s Conflict Minerals Report required by Item 1.01 of this Form SD is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2022	LANTRONIX, INC.

By:	/s/ Jeremy Whitaker
Jeremy Whitaker Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

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